UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
I5d-16UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of 		June , 2003



Novogen Limited

(Translation of registrants name into English)


140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F v Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
furnishing the information to the Commission pursuant
to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes   No

[If Yes is marked, indicate below the file number
assigned to the registrant in connection with Rule 12g3-2
(b):
	82- ________________	.1


SIGNATURES
Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

										       Novogen Limited
(Registrant)


Date         9 June,  2003     By

*Print the name and title under the signature of the signing officer.Ronald Lea Erratt
Company secretary

GENERAL INSTRUCTIONS

A.	Rule as to Use of Form 6-K.
are required to furnish reports pursuant to Rule l3a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.	Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished. such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (7-91)

The information required to be furnished pursuant to (i)
(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control;
acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrants certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities;
material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders;
transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.
This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be filed for the purposes of Section I8 of the Act or otherwise subject to the liabilities of that section.
If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.	Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.
Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.	Translations of Papers and Documents into English.

Reference is made to Rule 12b-l2(d) [17 CFR 240.l2b-12(d)].
Information required to be furnished pursuant to General
Instruction B in the form of press releases and all

communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.
English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.
Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations.
versions or summary have been prepared, it will be s ufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.


ASX & MEDIA RELEASE							9 JUNE 2003

NOVOGEN LICENSEE FILES PATENT INFRINGEMENT SUIT AGAINST
ADM AND AMERIFIT


Novogen Limited has been advised that the licensee of its soy related patents The Solae Company (formally known as Protein Technologies International Inc.) has filed a patent infringement suit against Archer Daniel
Midland Company (NYSE: ADM) and Amerifit Nutrition Inc.

The Solae Company is part of an alliance between DuPont
(NYSE:DD) and Bunge Limited (NYSE:BG).

The lawsuit asserts that ADMs Novasoy isoflavone products and the Estroven health supplement products marketed by Amerifit infringe certain patent rights of The Solae Company. Novogens recently granted US patent which covers the use of certain isoflavones for the treatment of menopausal symptoms, forms part of the patent portfolio available to Solae.

Solae is seeking court orders that ADM and Amerifit stop selling and making the products claimed to infringe the patents and is seeking damages. The quantum of damages sought is not specified.

Novogens Managing Director, Christopher Naughton, said the inclusion of Novogens recently granted US patent in this action by Solae confirms the commercial utility of Novogens expanding intellectual property portfolio.

Novogen markets internationally three of its own proprietary dietary supplements, Promensil for the treatment of the symptoms of menopause, Rimostil for the maintenance of bone and cholesterol health in post-menopausal women and Trinovin for the maintenance of prostate and urinary health for men.



ISSUED FOR:NOVOGEN LIMITED
LISTINGS: ASX (CODE NRT), NASDAQ (CODE NVGN).
FOR FURTHER INFORMATION: MR CHRISTOPHER NAUGHTON,
MANAGING DIRECTOR, NOVOGEN LIMITED:TEL 612 9878 0088	http://www.novogen.com

ISSUED BY:WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922
OR 0417 217 157